SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 26, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release re: France Telecom closes the acquisition of 51% of Telkom Kenya.

press release

Paris, December 21 2007

France Telecom closes the acquisition of 51% of Telkom Kenya

The Kenyan State and France Telecom have closed the acquisition by a consortium led by France Telecom of a 51% stake in the incumbent operator Telkom Kenya for a consideration of US$ 390 million (about 270 million euros).

France Telecom has teamed up with Alcazar Capital Limited, whose funds decided to raise their stake in the consortium from 15% (as announced on November 16) to 21.5%, under the terms of the agreement between the parties. Agility, one of the world’s leading logistics services providers with a strong presence in emerging markets, is a key investor in Alcazar’s funds.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 167 million customers in five continents as of September 30, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 and 39.4 billion euros for the first nine months of 2007. At September 30, 2007 the group had 106.9 million mobile customers and 11.4 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

About Alcazar Capital Limited

Licensed and regulated by the Dubai Financial Services Authority, Alcazar Capital advises funds for investment across a range of targeted emerging markets sectors. The first fund will invest in the infrastructure, telecoms and technology and oil and gas sectors in the Indian subcontinent, the Middle East and Emerging Africa. With Agility as a cornerstone investor with a commitment of US$100 million in its fund, Alcazar stands to benefit from its ability to leverage Agility’s strategic backing and its management team’s solid deal-sourcing capabilities.

Press contacts:

•	France Telecom: + 33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

•	Alcazar Capital Limited : +971 4 365 0451

Nicholas Bacon

nbacon@alcazar-capital.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 26, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information